SE 06004592 MISSION

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SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH, D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTFIELD INVESTMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1255 CORPORATE CENTER DRIVE, SUITE 216
(No. and Street)

MONTEREY PARK, (City) CA (State) 91754 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WARD T. NISHIDA (323) 264-2516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEE, SPERLING, HISAMUNE/ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

550 NORTH BRAND BOULEVARD, SUITE 525 (Address) GLENDALE (City) CA (State) 91203 (Zip Code)

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WARD T. NISHIDA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTFIELD INVESTMENT GROUP, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MONICA C. KITAOKA
Commission # 1637578
Notary Public - California
Los Angeles County
My Comm. Expires Jan 13, 2010

Ward T. Nishida
Signature

PRESIDENT
Title

Monica C. Kitaoka
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. INDEPENDENT AUDITORS' REPORT ON INTERNALS.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTFIELD INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

WITH INDEPENDENT AUDITORS' REPORT

LEE, SPERLING, HISAMUNE/ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
550 NORTH BRAND BOULEVARD • SUITE 525 • GLENDALE, CALIFORNIA 91203
(818) 507-6645 • FAX (818) 507-7891 • E-MAIL lsh@leesperling.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors,

Westfield Investment Group, Inc.
Monterey Park, California

We have audited the accompanying statement of financial condition of Westfield Investment Group, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westfield Investment Group, Inc. at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lee, Sperling, Hisamune/Accountancy Corporation

Glendale, California

February 2, 2006

WESTFIELD INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:	
Cash	$ 253,707
Cash segregated under federal and other regulations	47,451
Commissions receivables	6,456
Securities owned - marketable, at market value	104,225
Total current assets	411,839
PROPERTY AND EQUIPMENT:	
Office furniture and fixtures	25,045
Less accumulated depreciation	(24,876)
Total fixed assets	169
OTHER ASSETS:	
Deposit	2,076
	$ 414,084

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 6,287
Income taxes payable	4,784
Payroll taxes payable	4,519
Total current liabilities	15,590
STOCKHOLDERS' EQUITY:	
Common stock – authorized 100,000 shares, 6,000 shares issued and outstanding	60,000
Retained earnings	338,494
	398,494
	$ 414,084

See accompanying notes to financial statements.

WESTFIELD INVESTMENT GROUP, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Commissions	$ 213,041
Interest and dividends	9,668
Unrealized loss on investment	(2,323)
Total revenues	220,386
OPERATING EXPENSES:	
Employee compensation and benefits	118,300
Communications	1,132
Occupancy	24,989
Other expenses	29,853
Total operating expenses	174,274
Income before provision for income taxes	46,112
PROVISION FOR INCOME TAXES	10,862
Net income	$ 35,250

See accompanying notes to financial statements.

WESTFIELD INVESTMENT GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings/ Accumulated (Deficit)	Total Stockholders' Equity
BALANCE, December 31, 2004	$ 60,000	$ -	$ 303,244	$ 363,244
NET INCOME	-	-	35,250	35,250
BALANCE, December 31, 2005	$ 60,000	$ -	$ 338,494	$ 398,494

See accompanying notes to financial statements.

WESTFIELD INVESTMENT GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES:	
Net income	$ 35,250
Adjustments to reconcile net income to net cash provided by operating activities –	
Depreciation and amortization	2,075
Trading losses	2,323
Changes in operating assets and liabilities -	
Commissions receivable	2,970
Accounts payable	796
Accrued expenses	2,571
Net cash provided by operating activities	45,985
INVESTING ACTIVITIES:	
Purchases of securities	(35,377)
Net cash used in investing activities	(35,377)
Net increase in cash	10,608
CASH, beginning of year	290,550
Cash, end of year	$ 301,158

See accompanying notes to financial statements.

Note 1 – Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a California Corporation.

Note 2 – Significant Accounting Policies

(a) Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory.

(b) Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

(c) Securities Owned

Marketable securities are reported at market value. Unrealized gains and losses are included in the statement of income.

(d) Amortization and Depreciation

Amortization and depreciation are provided using the straight-line method over five years. Depreciation expense for year ended December 31, 2005 was $2,075.

(e) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financials statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (Continued)

(g) Income Taxes

Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

Note 3 – Cash and Securities Segregated Under Federal and Other Regulations

Cash of $47,451 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 4 – Securities Owned

Marketable securities, which are carried at market value, consist of $104,225 in mutual funds as of December 31, 2005.

Note 5 – Lease Obligation

The Company leases office space under a lease agreement that expires on July 31, 2006. The Company renewed the lease on December 27, 2005 for a term of 36 months, from August 1, 2006 to July 31, 2009. As of December 31, 2005, future minimum annual payments under the lease are as follows:

Year Ending December 31,	Amount
2006	$ 24,313
2007	23,771
2008	24,493
2009	14,533
Total	$ 87,110

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $374,196, which was $349,196 in excess of its required net capital of $25,000. The Company's net capital ratio was .04 to 1.

Note 7 – Income Taxes

The current and deferred portions of the income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ 6,581	$ -	$ 6,581
State	4,281	-	4,281
	$ 10,862	$ -	$ 10,862

WESTFIELD INVESTMENT GROUP, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 398,494
Total stockholders' equity qualified for net capital	398,494
DEDUCTIONS AND/OR CHARGES:	
Commission receivable	6,419
Fixed assets, net	169
Deposits	2,076
Net capital before haircuts on securities position	389,830
HAIRCUTS ON SECURITIES (COMPUTED WHERE APPLICABLE PURSUANT TO 15c3-1(f))	15,634
Net capital	$ 374,196

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 15,590
DEDUCT:	
Adjustment based on deposits in special reserve bank accounts (15c3-1(c) (1) (vii))	-
Total aggregate indebtedness	$ 15,590

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED	$ 25,000
EXCESS NET CAPITAL	$ 349,196
RATIO:	
Aggregate indebtedness to net capital	.04 to 1

No material differences exist between the net capital computation and the corresponding Focus Part IIA Report.

WESTFIELD INVESTMENT GROUP, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

The Company is exempt from filing this Schedule under Rule 15c3-3 by Section 15c3-3(k)(2)(i).

SCHEDULE III

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

The Company is exempt from filing this Schedule under Rule 15c3-3 by Section 15c3-3(k)(2)(i).

SCHEDULE IV

RECONCILIATION UNDER RULE 17a-5 (d) (4) OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE

REQUIREMENTS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2005

This schedule is not applicable to this Company.

LEE, SPERLING, HISAMUNE/ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
550 NORTH BRAND BOULEVARD • SUITE 525 • GLENDALE, CALIFORNIA 91203
(818) 507-6645 • FAX (818) 507-7891 • E-MAIL lsh@leesperling.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors,

Westfield Investment Group, Inc.
Monterey Park, California

In planning and performing our audit of the financial statements and supplemental schedules of Westfield Investment Group, Inc., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Lee, Sperling, Hisamune / Accountancy Corporation

Glendale, California

February 2, 2006